1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

June 9, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,075

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,075 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Core Total USD Bond Market ETF (formerly, iShares Total USD Bond Market ETF) (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation May 6, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: For the summary section of the Fund’s prospectus and Item 9 disclosure, please confirm whether mid- or small-capitalization companies risk disclosure is necessary.

Response: The Trust confirms that the Fund will not be subject to small- or mid-capitalization companies as a principal risk factor.

Comment 2: Please explain what “total” means in the Fund’s name.

Response: The word “total” in the Fund’s name means that the Fund will invest in a broad range of bonds. The Underlying Index includes U.S. Treasury bonds, government-related bonds (i.e., U.S. and non-U.S. agencies, sovereign, quasi-sovereign, supranational and local authority debt), investment-grade and high yield U.S. corporate bonds, mortgage-backed pass-through securities, commercial mortgage-backed securities, asset-backed securities, Eurodollar bonds, bonds registered with the SEC or exempt from registration at the time of issuance or offered pursuant to Rule 144A with or without registration rights and U.S. dollar-denominated emerging market bonds.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer

Aaron Wasserman

Katherine Drury

Michael Gung

Joel Whipple